Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.34 for the three months ended September 30, 2007 were calculated by dividing net income of $360,000 for the period July 1, 2007 to September 30, 2007 by the weighted-average number of common shares outstanding of 1,070,169.